OPIANT PHARMACEUTICALS, INC.
233 Wilshire Blvd., Suite 280
Santa Monica, California 90401

August 19, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561
Attn:    Dillon Hagius

Re:    Opiant Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-258813
       Filed August 13, 2021

Dear Mr. Hagius:

Opiant Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (EST) on August 23, 2021, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended, unless we or our outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective at some other time, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elton Satusky of Wilson Sonsini Goodrich & Rosati, P.C. with any questions or comments at (650) 565-3588. Thank you for your assistance with this filing.

OPIANT PHARMACEUTICALS, INC.

By:     /s/ David O’Toole
Name:    David O’Toole
Title:    Chief Financial Officer